UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited
Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm
Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants
of The Retirement and Savings Plan for Amgen Manufacturing, Limited
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
Los Angeles, California
June 15, 2016

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value	$321,774,040	$319,091,349
Notes receivable from participants	15,201,879	15,840,310
Other – principally due from broker	1,048,898	178,553
Total assets	338,024,817	335,110,212
Liabilities
Other – principally due to broker	227,238	413,456
Total liabilities	227,238	413,456
Net assets available for benefits	$337,797,579	$334,696,756
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions to (deductions from) net assets:
Employer contributions	$13,236,920	$13,570,545
Participant contributions	11,755,741	11,743,446
Rollover contributions	—	137,039
Interest and dividend income	3,213,064	3,080,258
Net realized/unrealized (losses) gains	(3,900,677)	35,869,647
Interest income on notes receivable from participants	637,600	629,149
Benefits paid	(21,373,415)	(20,261,911)
Investment and administrative fees	(468,410)	(435,845)
Net increase	3,100,823	44,332,328
Net assets available for benefits at beginning of year	334,696,756	290,364,428
Net assets available for benefits at end of year	$337,797,579	$334,696,756
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2015
1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2012, and subsequently amended, with the most recent amendment adopted on December 2, 2015. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the New Puerto Rico Internal Revenue Code (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $15,000 in 2015 and 2014. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2015 and 2014. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2015 and 2014. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $10,600 in 2015 and $10,400 in 2014 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $13,250 in 2015 and $13,000 in 2014.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
 Contributions (continued)
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their contributions, Company Contributions, and earnings and losses (hereafter referred to as earnings) thereon.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Participants can invest in any of 16 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive an amount equal to the entire value of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan. Effective January 1, 2015, a participant may also elect to receive a partial distribution of his or her account balance no more than once per year.
If a participant dies before receiving the value of his or her account balance, the participant’s named beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Subsequent to termination of employment, participants may also elect to maintain their account balance in the Plan, provided that their account balance is greater than $1,000.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustee
Banco Popular de Puerto Rico is the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2015 and 2014.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
During the year ended December 31, 2015, the Plan retrospectively adopted a new accounting standard that eliminated certain disclosure requirements, including: (i) net appreciation/depreciation of plan assets disaggregated by class of investment; (ii) identification of individual investments that represent 5% or more of the net assets available for benefits; and (iii) significant investment strategies for investments for which fair value is estimated using the net asset value per share provided by the fund manager as a practical expedient, such as the Plan’s investments in collective trust funds. The new standard also specified that plan assets measured at fair value may be disaggregated by general type (including assets in self-directed brokerage accounts) and eliminated the requirement for disaggregation by nature and risk of investment (see Note 3, Fair Value Measurements). In addition, the new standard eliminated the reporting requirements for indirect investments in fully benefit-responsive investment contracts (investments in collective trust funds that own fully benefit-responsive investment contracts). Previously, the Plan’s proportionate share of the difference between the fair value and contract value of a collective trust fund’s assets invested in such contracts was presented in the Statement of Net Assets Available for Benefits.
During the year ended December 31, 2015, the Plan also retrospectively adopted a new accounting that eliminated the requirement to categorize within the fair value hierarchy investments for which fair value is estimated using the net asset value per share provided by the fund manager as a practical expedient, such as the Plan’s investments in collective trust funds. These investments are now shown as a reconciling item between the amount in the fair value hierarchy table and the total of the Plan’s investments recognized at fair value in the Statements of Net Assets Available for Benefits (see Note 3, Fair Value Measurements).
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2015, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$74,742,644	$—	$—	$74,742,644
Cash and cash equivalents	12,136	—	—	12,136
Common and preferred stocks	61,872,076	272,797	—	62,144,873
Mutual funds	35,304,246	—	—	35,304,246
Self-directed brokerage accounts	950,806	—	—	950,806
	$172,881,908	$272,797	$—	$173,154,705
Collective trust funds measured at net asset value				148,619,335
Total investments measured at fair value				$321,774,040

	Fair value measurements at December 31, 2014, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$74,031,326	$—	$—	$74,031,326
Cash and cash equivalents	168,035	—	—	168,035
Common and preferred stocks	66,596,942	147,384	—	66,744,326
Mutual funds	32,537,916	—	—	32,537,916
Self-directed brokerage accounts	987,650	—	—	987,650
	$174,321,869	$147,384	$—	$174,469,253
Collective trust funds measured at net asset value				144,622,096
Total investments measured at fair value				$319,091,349

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The fair values of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as a practical expedient. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Value Fund W (fair value of $22,698,400 as of December 31, 2015), which requires a one-year notice to be given in the event of complete liquidation.
4. Income Tax Status
The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD) dated June 22, 2007, with an effective date of January 1, 2006, stating that the Plan is qualified, in form, under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the 1994 PR Code), and therefore the related trust forming part of the Plan is exempt from taxation. The 1994 PR Code was repealed, and the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code), was adopted and became effective for taxable years starting after December 31, 2010. The PR Code amended several rules related to the qualification of pension plans and required that the Plan be amended in order to comply with those requirements. The deadline for compliance was extended by the PRTD to coincide with the sponsoring employer’s due date for filing its 2013 corporate tax return (generally April 15, 2014, for calendar year filers) (the Compliance Deadline). The PR Code also required that the Plan be submitted to the PRTD in order to obtain a new determination letter issued by the PRTD to maintain the Plan’s qualified status. The request of a new determination letter must have been submitted to the PRTD in accordance with the Compliance Deadline. On April 4, 2014, the Company timely requested a determination letter from the PRTD in order to comply with the rules provided by the PR Code. The Company is awaiting a response from the PRTD regarding its submission.
For taxable years 2015 and 2014, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps to maintain the Plan’s compliance with the applicable requirements of the PR Code.
GAAP requires the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2015, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2011.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

5. Services Provided by the Company
During 2015 and 2014, the Company paid trustee fees and certain other administrative costs on behalf of the Plan.
6. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, consisted of the following:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$337,797,579	$334,696,756
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	113,492	324,952
Amounts allocated to withdrawing participants	(11,640)	(135,314)
Deemed loans	(280,900)	(205,341)
Net assets per the Form 5500	$337,618,531	$334,681,053
For the year ended December 31, 2015, the following is a reconciliation of the net investment loss per the financial statements to the Form 5500:

Year Ended December 31, 2015
Interest and dividend income	$3,213,064
Net realized/unrealized losses	(3,900,677)
Total net investment loss per the financial statements	(687,613)
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(324,952)
Add current year adjustment	113,492
Total net investment loss per the Form 5500	$(899,073)

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500 (continued)
For the year ended December 31, 2015, the following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31, 2015
Benefits paid	$(21,373,415)
Investment and administrative fees	(468,410)
Total distributions per the financial statements	(21,841,825)
Add prior year amounts allocated to withdrawing participants	135,314
Less current year amounts allocated to withdrawing participants	(11,640)
Add prior year deemed loan balance	205,341
Less current year deemed loan balance	(280,900)
Total distributions per the Form 5500	$(21,793,710)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
December 31, 2015
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Amgen stock 460,436 shares		$74,742,644

Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective trust fund 431,844 units	$22,811,892
NT Collective Short Term Investment Fund*	Collective trust fund 1,968,147 units	1,968,147
Total Capital Preservation Asset Class			24,780,039

Emerging Markets Equity Asset Class:
J.P. Morgan Emerging Markets Equity Focus Fund*	Collective trust fund 123,798 units	1,830,979
Artisan Emerging Markets Inst Fund	Mutual Fund 167,538 shares	1,740,717
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective trust fund 220,483 units	1,727,263
NT Collective Emerging Markets Fund - Non Lending*	Collective trust fund 4,472 units	567,071
Total Emerging Markets Equity Asset Class			5,866,030

Fixed Income Asset Class:
JP Morgan Core Bond Fund*	Collective trust fund 518,003 units	8,987,360
Metropolitan West Total Return Bond Fund	Mutual Fund 890,517 shares	8,905,175
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust fund 11,545 units	1,527,798
Total Fixed Income Asset Class			19,420,333

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust fund 17,480 units	2,313,127
Total Fixed Income Index Asset Class			2,313,127

High Yield Asset Class:
MainStay High Yield Corporate Bond Fund	Mutual Fund 567,454 shares	3,007,505
Blackrock High Yield Bond Fund Class A	Mutual Fund 411,060 shares	2,930,860
NT Collective Short Term Investment Fund*	Collective trust fund 644,766 units	644,766
Total High Yield Asset Class			6,583,131

Inflation Protection Asset Class:
NT Collective Treasury Inflation-Protected Securities Index Fund - Non Lending*	Collective trust fund 19,100 units	2,505,397
Total Inflation Protection Asset Class			2,505,397

International Growth Asset Class:
Artisan International Fund*	Collective trust fund 275,630 units	5,504,336
MFS Institutional International Equity Fund	Mutual Fund 257,883 shares	5,302,074
NT Collective EAFE Index Fund - Non Lending*	Collective trust fund 4,363 units	1,119,137
NT Collective Short Term Investment Fund*	Collective trust fund 115 units	115
United States dollar	Cash and cash equivalents	69
Total International Growth Asset Class			11,925,731

International Index Asset Class:
NT Collective All Country World Index (ACWI) Ex-US Fund - Non Lending*	Collective trust fund 58,465 units	6,971,417

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Total International Index Asset Class			6,971,417

International Value Asset Class:
Altrinsic International Equity Fund Class C*	Collective trust fund 506,393 units	4,538,494
Dodge & Cox International Fund	Mutual Fund 111,488 shares	4,067,073
NT Collective EAFE Index Fund - Non Lending*	Collective trust fund 2,200 units	564,462
Total International Value Asset Class			9,170,029

Large Cap Growth Asset Class:
Visa Inc. Class A	Common and preferred stock 20,363 shares	1,579,144
NT Collective Russell 1000 Growth Index Fund - Non Lending*	Collective trust fund 5,222 units	1,543,580
Facebook, Inc.	Common and preferred stock 11,660 shares	1,220,336
Amazon.com, Inc.	Common and preferred stock 1,571 shares	1,061,823
The Priceline Group Inc.	Common and preferred stock 727 shares	926,889
Regeneron Pharmaceuticals, Inc.	Common and preferred stock 1,350 shares	732,875
Alphabet Inc. Class A	Common and preferred stock 926 shares	720,437
salesforce.com, inc.	Common and preferred stock 9,183 shares	719,947
NT Collective Short Term Investment Fund*	Collective trust fund 644,077 units	644,077
Nike, Inc. Class B	Common and preferred stock 9,652 shares	603,250
Bristol-Myers Squibb Company	Common and preferred stock 8,475 shares	582,995
Starbucks Corporation	Common and preferred stock 8,850 shares	531,266
Schlumberger Limited	Common and preferred stock 7,545 shares	526,264
Cerner Corporation	Common and preferred stock 8,735 shares	525,585
Monsanto Company	Common and preferred stock 5,090 shares	501,467
Alphabet Inc. Class A	Common and preferred stock 657 shares	498,584
Alexion Pharmaceuticals, Inc.	Common and preferred stock 2,583 shares	492,707
Mondelez International, Inc.	Common and preferred stock 10,935 shares	490,326
Apple Inc.	Common and preferred stock 4,400 shares	463,144
FleetCor Technologies, Inc.	Common and preferred stock 3,195 shares	456,662
Lowes Companies, Inc.	Common and preferred stock 5,750 shares	437,230
Linkedin Corporation Class A	Common and preferred stock 1,865 shares	419,775
Ecolab Inc.	Common and preferred stock 3,310 shares	378,598
Baidu, Inc.	Common and preferred stock 1,925 shares	363,902
Gilead Sciences, Inc.	Common and preferred stock 3,535 shares	357,707
Netflix, Inc.	Common and preferred stock 3,064 shares	350,461
Edwards Lifesciences Corporation	Common and preferred stock 4,430 shares	349,882
Red Hat, Inc.	Common and preferred stock 4,130 shares	342,005
Colgate-Palmolive Company	Common and preferred stock 4,990 shares	332,434
Alibaba Group Holding Limited	Common and preferred stock 4,060 shares	329,956
State Street Corporation*	Common and preferred stock 4,940 shares	327,818
Automatic Data Processing, Inc.	Common and preferred stock 3,855 shares	326,596
ARM Holdings plc	Common and preferred stock 7,081 shares	320,344
Adobe Systems Inc.	Common and preferred stock 3,225 shares	302,957
PPG Industries, Inc.	Common and preferred stock 2,922 shares	288,752
Equinix Inc.	Common and preferred stock 953 shares	288,187
Mastercard Inc. Class A	Common and preferred stock 2,913 shares	283,610
Under Armour, Inc. Class A	Common and preferred stock 3,505 shares	282,538
Biomarin Pharmaceutical Inc.	Common and preferred stock 2,665 shares	279,185
Illumina, Inc.	Common and preferred stock 1,445 shares	277,361
Splunk Inc.	Common and preferred stock 4,575 shares	269,056
Walt Disney Company	Common and preferred stock 2,555 shares	268,479
Whole Foods Market, Inc.	Common and preferred stock 7,920 shares	265,320
The Charles Schwab Corporation	Common and preferred stock 8,050 shares	265,087

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Palo Alto Networks, Inc.	Common and preferred stock 1,494 shares	263,153
Chipotle Mexican Grill, Inc.	Common and preferred stock 495 shares	237,526
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and preferred stock 1,233 shares	228,105
SAP SE	Common and preferred stock 2,863 shares	226,463
Capital One Financial Corporation	Common and preferred stock 3,104 shares	224,047
Biogen Inc.	Common and preferred stock 720 shares	220,572
Royal Carribbean Cruises Limited	Common and preferred stock 2,150 shares	217,602
Verisk Analytics, Inc.	Common and preferred stock 2,790 shares	214,495
athenahealth, Inc.	Common and preferred stock 1,300 shares	209,261
Delta Air Lines, Inc.	Common and preferred stock 4,000 shares	202,760
Target Corporation	Common and preferred stock 2,717 shares	197,281
Core Laboratories N.V.	Common and preferred stock 1,709 shares	185,837
United Continental Holdings Company	Common and preferred stock 3,140 shares	179,922
Mobileye NV	Common and preferred stock 3,975 shares	168,063
McKesson Corporation	Common and preferred stock 835 shares	164,687
Incyte Corporation	Common and preferred stock 1,440 shares	156,168
L Brands, Inc.	Common and preferred stock 1,627 shares	155,899
Constellation Brands, Inc.	Common and preferred stock 1,081 shares	153,978
LendingClub Corporation	Common and preferred stock 13,850 shares	153,043
Allergan plc	Common and preferred stock 456 shares	142,500
Eli Lilly & Company	Common and preferred stock 1,664 shares	140,209
ServiceNow, Inc.	Common and preferred stock 1,586 shares	137,284
McGraw Hill Financial, Inc.	Common and preferred stock 1,341 shares	132,196
FMC Technologies, Inc.	Common and preferred stock 4,425 shares	128,369
Activision Blizzard Inc.	Common and preferred stock 3,265 shares	126,388
NXP Semiconductors N.V.	Common and preferred stock 1,491 shares	125,617
Lam Resh Corporation	Common and preferred stock 1,567 shares	124,451
TJX Companies, Inc.	Common and preferred stock 1,600 shares	113,456
Hilton Worldwide Holdings Inc.	Common and preferred stock 5,064 shares	108,370
Masco Corporation	Common and preferred stock 3,650 shares	103,295
Intuitive Surgical, Inc.	Common and preferred stock 187 shares	102,132
Tableau Software, Inc.	Common and preferred stock 1,043 shares	98,271
AmerisourceBergen Corporation	Common and preferred stock 918 shares	95,206
Synchrony Financial	Common and preferred stock 3,028 shares	92,081
Kansas City Southern	Common and preferred stock 1,174 shares	87,663
Avago Technologies Ltd. NV	Common and preferred stock 580 shares	84,187
PayPal Holdings, Inc.	Common and preferred stock 2,200 shares	79,640
Dexcom, Inc.	Common and preferred stock 890 shares	72,891
McDonald's Corporation	Common and preferred stock 576 shares	68,049
Total Large Cap Growth Asset Class			28,449,715

Large Cap Index Asset Class:
NT Collective S&P 500 Index Fund – Non Lending*	Collective trust fund 9,476 units	63,618,612
Total Large Cap Index Asset Class			63,618,612

Large Cap Value Asset Class:
NT Collective Russell 1000 Value Index Fund - Non Lending*	Collective trust fund 1,693 units	458,133
Oracle Corporation	Common and preferred stock 11,926 shares	435,650
Parker-Hannifin Corporation	Common and preferred stock 3,630 shares	352,037
NT Collective Short Term Investment Fund*	Collective trust fund 316,704 units	316,704
National Oilwell Varco, Inc.	Common and preferred stock 7,612 shares	254,926
Franklin Resources, Inc.	Common and preferred stock 6,825 shares	251,297
Swiss Re AG	Common and preferred stock 2,353 shares	230,716

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Discovery Communications, Inc. Series C	Common and preferred stock 8,912 shares	224,761
Wells Fargo & Company*	Common and preferred stock 4,100 shares	222,876
Microsoft Corporation	Common and preferred stock 3,800 shares	210,824
Capital One Financial Corporation	Common and preferred stock 2,850 shares	205,713
Time Warner Cable Inc.	Common and preferred stock 1,100 shares	204,149
The Charles Schwab Corporation	Common and preferred stock 6,000 shares	197,580
Anthem Inc.	Common and preferred stock 1,412 shares	196,889
Axis Capital Holdings Limited	Common and preferred stock 3,494 shares	196,433
Visa Inc. Class A	Common and preferred stock 2,436 shares	188,912
Cisco Systems Inc.	Common and preferred stock 6,917 shares	187,831
Boeing Company	Common and preferred stock 1,299 shares	187,822
Mastercard Inc. Class A	Common and preferred stock 1,865 shares	181,576
Bank of America Corporation*	Common and preferred stock 10,400 shares	175,032
State Street Corporation*	Common and preferred stock 2,530 shares	167,891
Everest Re Group	Common and preferred stock 913 shares	167,161
Dover Corporation	Common and preferred stock 2,615 shares	160,326
Novartis AG	Common and preferred stock 1,800 shares	154,872
Aetna Inc.	Common and preferred stock 1,393 shares	150,611
Qualcomm Inc.	Common and preferred stock 2,958 shares	147,856
Schlumberger Limited	Common and preferred stock 2,100 shares	146,475
Fossil Group, Inc.	Common and preferred stock 3,991 shares	145,911
Comcast Corporation Class A	Common and preferred stock 2,500 shares	141,075
Time Warner Inc.	Common and preferred stock 2,150 shares	139,041
United Technologies Corporation	Common and preferred stock 1,379 shares	132,481
Bank of New York Mellon Corporation	Common and preferred stock 3,149 shares	129,802
EMC Corporation	Common and preferred stock 5,000 shares	128,400
Bank of New York Mellon Corporation	Common and preferred stock 3,100 shares	127,782
Aberdeen Asset Management	Common and preferred stock 29,713 shares	126,740
T Rowe Price Group, Inc.	Common and preferred stock 1,765 shares	126,180
Sanofi-Aventis	Common and preferred stock 2,950 shares	125,818
Hewlett Packard Enterprise Company	Common and preferred stock 8,250 shares	125,400
Express Scripts Holding Company	Common and preferred stock 1,400 shares	122,374
Alphabet Inc. Class A	Common and preferred stock 150 shares	113,832
Wal-Mart Stores, Inc.	Common and preferred stock 1,800 shares	110,340
Roche Holdings Ltd.	Common and preferred stock 3,200 shares	110,304
Cigna Corporation	Common and preferred stock 750 shares	109,748
The Goldman Sachs Group, Inc.	Common and preferred stock 600 shares	108,138
MSC Industial Direct Co., Inc. Class A	Common and preferred stock 1,919 shares	107,982
J.P. Morgan Chase & Company*	Common and preferred stock 1,600 shares	105,648
FedEx Corporation	Common and preferred stock 700 shares	104,293
Symantec Corporation	Common and preferred stock 4,900 shares	102,900
Time Warner Inc.	Common and preferred stock 1,492 shares	96,488
Cisco Systems, Inc.	Common and preferred stock 3,500 shares	95,043
UnitedHealth Group Inc.	Common and preferred stock 800 shares	94,112
HP Inc.	Common and preferred stock 7,550 shares	89,392
Walt Disney Company	Common and preferred stock 811 shares	85,220
Baker Hughes Inc. 7.5% Due 11/15/2018	Common and preferred stock 1,800 shares	83,070
Alphabet Inc. Class A	Common and preferred stock 100 shares	77,801
TE Connectivity Limited	Common and preferred stock 1,200 shares	77,532
MetLife, Inc.*	Common and preferred stock 1,600 shares	77,136
Twenty-First Century Fox, Inc. Class A	Common and preferred stock 2,750 shares	74,690
Merck & Co., Inc.	Common and preferred stock 1,400 shares	73,948
American Express Company	Common and preferred stock 1,000 shares	69,550

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Corning Inc.	Common and preferred stock 3,500 shares	63,980
Apache Corporation	Common and preferred stock 1,300 shares	57,811
BB&T Corporation	Common and preferred stock 1,500 shares	56,715
Verizon Communications Inc.	Common and preferred stock 1,208 shares	55,834
Apple Inc.	Common and preferred stock 499 shares	52,525
The Priceline Group Inc.	Common and preferred stock 40 shares	50,998
Carlisle Companies Inc.	Common and preferred stock 558 shares	49,489
NetApp, Inc.	Common and preferred stock 1,800 shares	47,754
Honeywell International Inc.	Common and preferred stock 459 shares	47,539
Celanese Corporation	Common and preferred stock 700 shares	47,131
Danaher Corporation	Common and preferred stock 500 shares	46,440
Microsoft Corporation	Common and preferred stock 820 shares	45,494
Check Point Software Technologies Ltd.	Common and preferred stock 556 shares	45,247
Target Corporation	Common and preferred stock 600 shares	43,566
Anthem Inc.	Common and preferred stock 300 shares	41,832
Maxim Integrated Products, Inc.	Common and preferred stock 1,100 shares	41,800
Synopsys, Inc.	Common and preferred stock 900 shares	41,049
AstraZeneca plc	Common and preferred stock 1,200 shares	40,740
Tyco International, Ltd.	Common and preferred stock 1,250 shares	39,863
National Oilwell Varco, Inc.	Common and preferred stock 1,150 shares	38,514
Dish Network Corporation Class A	Common and preferred stock 650 shares	37,167
Aegon N.V.	Common and preferred stock 6,500 shares	36,855
Sprint Corporation	Common and preferred stock 10,024 shares	36,287
Liberty Interactive Corporation	Common and preferred stock 1,300 shares	35,516
The ADT Corporation	Common and preferred stock 1,000 shares	32,980
Medtronic plc	Common and preferred stock 400 shares	30,768
Coach, Inc.	Common and preferred stock 900 shares	29,457
Thermo Fisher Corporation	Common and preferred stock 200 shares	28,370
Concho Resources Inc.	Common and preferred stock 300 shares	27,858
Twenty-First Century Fox, Inc. Class B	Common and preferred stock 900 shares	24,507
Harley-Davidson	Common and preferred stock 450 shares	20,426
Weatherford International Ltd.	Common and preferred stock 2,200 shares	18,458
VMware Inc. Class A	Common and preferred stock 300 shares	16,971
Cadence Design Systems, Inc.	Common and preferred stock 800 shares	16,648
InterContinental Hotels Group plc	Common and preferred stock 227 shares	8,794
News Corporation Class A	Common and preferred stock 500 shares	6,680
Total Large Cap Value Asset Class			10,875,287

Participant Self-Directed Accounts			950,806

Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 448,776 shares	7,849,084
NT Collective Short Term Investment Fund*	Collective trust fund 519,892 units	519,892
Total Real Estate Investment Trust (REIT) Asset Class			8,368,976

Small-Mid Cap Growth Asset Class:
Wasatch Small Cap Growth Fund	Mutual Fund 36,371 shares	1,501,755
NT Collective Russell 2000 Growth Index Fund - Non Lending*	Collective trust fund 982 units	247,332
ServiceNow, Inc.	Common and preferred stock 573 shares	49,599
Mobileye NV	Common and preferred stock 1,076 shares	45,493
Stamps.com Inc.	Common and preferred stock 415 shares	45,488
Foot Locker, Inc.	Common and preferred stock 640 shares	41,658

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and preferred stock 222 shares	41,070
Idexx Laboratories, Inc.	Common and preferred stock 526 shares	38,356
Proofpoint, Inc.	Common and preferred stock 576 shares	37,446
Harman International Industries, Inc.	Common and preferred stock 371 shares	34,952
Dexcom, Inc.	Common and preferred stock 409 shares	33,497
Integrated Device Technology, Inc.	Common and preferred stock 1,223 shares	32,226
Allegion plc	Common and preferred stock 470 shares	30,982
Nuance Communications, Inc.	Common and preferred stock 1,515 shares	30,133
Global Payments Inc.	Common and preferred stock 462 shares	29,804
Expedia, Inc.	Common and preferred stock 230 shares	28,589
WellCare Health Plans, Inc.	Common and preferred stock 348 shares	27,217
Tractor Supply Company	Common and preferred stock 303 shares	25,907
JetBlue Airways Corporation	Common and preferred stock 1,140 shares	25,821
Hologic, Inc.	Common and preferred stock 640 shares	24,762
Masco Corporation	Common and preferred stock 870 shares	24,621
NT Collective Short Term Investment Fund*	Collective trust fund 24,455 units	24,455
AMC Networks Inc. Class A	Common and preferred stock 305 shares	22,777
NVIDIA Corporation	Common and preferred stock 690 shares	22,742
SBV Financial Group	Common and preferred stock 190 shares	22,591
Tempur Sealy International, Inc.	Common and preferred stock 320 shares	22,547
Under Armour, Inc. Class A	Common and preferred stock 275 shares	22,168
G-III Apparel Group Limited	Common and preferred stock 499 shares	22,086
Steven Madden, Ltd.	Common and preferred stock 708 shares	21,396
Headwaters Inc.	Common and preferred stock 1,266 shares	21,357
American Eagle Outfitters Inc.	Common and preferred stock 1,305 shares	20,228
E*TRADE Financial Corporation 10/01/2003	Common and preferred stock 670 shares	19,859
Infinera Corporation	Common and preferred stock 1,041 shares	18,863
Newell Rubbermaid Inc.	Common and preferred stock 425 shares	18,734
OSI Systems, Inc.	Common and preferred stock 210 shares	18,619
The WhiteWave Foods Company Class A	Common and preferred stock 466 shares	18,132
Dycom Industries, Inc.	Common and preferred stock 250 shares	17,490
First Solar, Inc.	Common and preferred stock 250 shares	16,498
U.S. Concrete, Inc.	Common and preferred stock 307 shares	16,167
Middleby Corporation	Common and preferred stock 145 shares	15,641
Vail Resorts Inc.	Common and preferred stock 120 shares	15,359
Mohawk Industries, Inc.	Common and preferred stock 80 shares	15,151
Toll Brothers Inc.	Common and preferred stock 450 shares	14,985
Molina Healthcare Inc.	Common and preferred stock 249 shares	14,972
Visteon Corporation	Common and preferred stock 130 shares	14,885
Signature Bank of New York	Common and preferred stock 97 shares	14,877
Vulcan Materials Company	Common and preferred stock 156 shares	14,815
Rackspace Hosting, Inc.	Common and preferred stock 580 shares	14,686
Norwegian Cruise Line Holdings Limited	Common and preferred stock 250 shares	14,650
PrivateBancorp, Inc.	Common and preferred stock 355 shares	14,562
Apogee Enterprises, Inc.	Common and preferred stock 324 shares	14,097
CommScope Holding Company, Inc.	Common and preferred stock 537 shares	13,903
Nevro Corporation	Common and preferred stock 199 shares	13,434
Therapeutics, Inc.	Common and preferred stock 372 shares	12,053
K2M Group Holdings, Inc.	Common and preferred stock 581 shares	11,469
Zendesk, Inc.	Common and preferred stock 430 shares	11,369
Newfield Exploration Company	Common and preferred stock 340 shares	11,070
Adeptus Health Inc.	Common and preferred stock 184 shares	10,032
Esperion Therapeutics, Inc.	Common and preferred stock 442 shares	9,839

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Intercept Inc.	Common and preferred stock 64 shares	9,558
Activision Blizzard Inc.	Common and preferred stock 244 shares	9,445
Cynosure Inc. Class A	Common and preferred stock 210 shares	9,381
Pacira Pharmaceuticals, Inc.	Common and preferred stock 120 shares	9,215
Unvl Display Corporation	Common and preferred stock 162 shares	8,819
Flowers Foods, Inc.	Common and preferred stock 410 shares	8,811
Cavium, Inc.	Common and preferred stock 124 shares	8,148
athenahealth, Inc.	Common and preferred stock 50 shares	8,049
Neurocrine Biosciences, Inc.	Common and preferred stock 140 shares	7,920
Panera Bread Company Class A	Common and preferred stock 40 shares	7,791
Booz Allen Hamilton Holding Corporation Class A	Common and preferred stock 250 shares	7,713
Criteo SA	Common and preferred stock 192 shares	7,603
Vantiv, Inc.	Common and preferred stock 160 shares	7,587
Intra-Cellular Therapies, Inc.	Common and preferred stock 140 shares	7,531
Zions Bancorporation	Common and preferred stock 270 shares	7,371
RingCentral, Inc. Class A	Common and preferred stock 310 shares	7,310
Zayo Group Holdings Inc.	Common and preferred stock 270 shares	7,179
Anacor Pharmaceuticals Inc.	Common and preferred stock 63 shares	7,117
Burlington Stores, Inc.	Common and preferred stock 163 shares	6,993
Ultragenyx Pharmaceutical Inc.	Common and preferred stock 60 shares	6,731
SS&C Technologies Holdings, Inc.	Common and preferred stock 90 shares	6,144
The Habit Restaurants, Inc.	Common and preferred stock 251 shares	5,788
Coherus Biosciences, Inc.	Common and preferred stock 243 shares	5,579
Knoll, Inc.	Common and preferred stock 290 shares	5,452
Blue Buffalo Pet Products, Inc.	Common and preferred stock 220 shares	4,116
Total Small-Mid Cap Growth Asset Class			3,222,617

Small-Mid Cap Index Asset Class:
NT Collective Extended Equity Market Index Fund - Non Lending*	Collective trust fund 115,796 units	16,159,291
Total Small-Mid Cap Index Asset Class			16,159,291

Small-Mid Cap Value Asset Class:
NT Collective Russell 2000 Value Index Fund - Non Lending*	Collective trust fund 5,349 units	1,167,342
NT Collective Short Term Investment Fund*	Collective trust fund 443,635 units	443,635
Coherent, Inc.	Common and preferred stock 6,570 shares	427,763
Arris Group, Inc.	Common and preferred stock 12,215 shares	373,413
Teradyne, Inc.	Common and preferred stock 16,990 shares	351,183
Tri Pointe Homes, Inc.	Common and preferred stock 26,850 shares	340,190
Lattice Semiconductor Company	Common and preferred stock 50,675 shares	327,867
Calpine Corporation	Common and preferred stock 21,400 shares	309,658
Mitel Networks Corporation	Common and preferred stock 39,100 shares	300,679
Bio-Rad Laboratories, Inc. Class A	Common and preferred stock 2,150 shares	298,119
Citigroup Inc.	Common and preferred stock 7,305 shares	290,009
Western Alliance Bancorporation	Common and preferred stock 7,866 shares	282,075
Treehouse Foods, Inc.	Common and preferred stock 3,570 shares	280,102
Popular, Inc.	Common and preferred stock 9,800 shares	277,732
Ophir Energy Company	Common and preferred stock 94,000 shares	272,797
Kohl's Corporation	Common and preferred stock 5,600 shares	266,728
Citizens Financial Group, Inc.	Common and preferred stock 10,000 shares	261,900
Brandywine Realty Trust	Common and preferred stock 18,970 shares	259,130
Aryzta AG	Common and preferred stock 9,840 shares	252,790
Great Plains Energy Inc.	Common and preferred stock 8,700 shares	237,597

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
PrivateBancorp, Inc.	Common and preferred stock 5,685 shares	233,199
Regions Financial Corporation	Common and preferred stock 24,200 shares	232,320
Pacwest Bancorp Company	Common and preferred stock 5,380 shares	231,878
Ramco-Gershenson Properties Trust	Common and preferred stock 13,860 shares	230,215
White Mountains Insurance Group, Ltd.	Common and preferred stock 315 shares	228,945
Forestar Group Inc.	Common and preferred stock 20,815 shares	227,716
Cairn Energy plc	Common and preferred stock 49,100 shares	227,579
Corning Inc.	Common and preferred stock 12,400 shares	226,672
The Geo Group, Inc.	Common and preferred stock 7,720 shares	223,185
EnerSys	Common and preferred stock 3,990 shares	223,161
Haverty Furniture Companies, Inc.	Common and preferred stock 10,265 shares	220,082
Materion Corporation	Common and preferred stock 7,815 shares	218,820
Willis Group Holdings	Common and preferred stock 4,500 shares	218,565
The Laclede Group, Inc.	Common and preferred stock 3,675 shares	218,332
Royal Mail plc	Common and preferred stock 16,200 shares	212,706
Marten Transport Limited	Common and preferred stock 11,525 shares	203,993
Taylor Morrison Home Corporation	Common and preferred stock 12,625 shares	202,000
Capital Bank Financial Corporation	Common and preferred stock 6,310 shares	201,794
Axis Capital Holdings Limited	Common and preferred stock 3,545 shares	199,300
NRG Energy, Inc.	Common and preferred stock 16,900 shares	198,913
Accuray Inc.	Common and preferred stock 29,440 shares	198,720
PH Glatfelter Company	Common and preferred stock 10,550 shares	194,542
La-Z-Boy, Inc.	Common and preferred stock 7,964 shares	194,481
ICF International, Inc.	Common and preferred stock 5,420 shares	192,735
Fred's Inc. Class A	Common and preferred stock 11,725 shares	191,938
Orkla ASA	Common and preferred stock 24,410 shares	191,252
Goodyear Tire & Rubber Company	Common and preferred stock 5,800 shares	189,486
Kosmos Energy Limited	Common and preferred stock 36,400 shares	189,280
Avnet, Inc.	Common and preferred stock 4,400 shares	188,496
Cobalt International Energy, Inc.	Common and preferred stock 34,400 shares	185,760
MDC Partners Inc. Class A	Common and preferred stock 8,550 shares	185,706
Brown & Brown Inc.	Common and preferred stock 5,600 shares	179,760
Elizabeth Arden, Inc.	Common and preferred stock 18,045 shares	178,646
Hewlett Packard Enterprise Company	Common and preferred stock 11,700 shares	177,840
Kemper Corporation	Common and preferred stock 4,770 shares	177,683
Customers Bancorp, Inc.	Common and preferred stock 6,470 shares	176,113
Great Lakes Dredge & Dock Corporation	Common and preferred stock 42,470 shares	168,181
SunTrust Banks, Inc.	Common and preferred stock 3,900 shares	167,076
John B. Sanfilippo & Son, Inc.	Common and preferred stock 3,025 shares	163,441
Exar Corporation	Common and preferred stock 26,500 shares	162,445
Scorpio Tankers Inc.	Common and preferred stock 19,830 shares	159,037
State Bank Financial Corporation	Common and preferred stock 7,440 shares	156,463
Libbey, Inc.	Common and preferred stock 7,290 shares	155,423
Verifone Systems, Inc.	Common and preferred stock 5,425 shares	152,009
Navistar International Corporation	Common and preferred stock 17,000 shares	150,280
Orbital ATK Inc.	Common and preferred stock 1,618 shares	144,552
ICF International, Inc.	Common and preferred stock 4,020 shares	142,951
Equity Commonwealth	Common and preferred stock 5,140 shares	142,532
Northfield Bancorp Inc.	Common and preferred stock 8,930 shares	142,166
Carmike Cinemas Inc.	Common and preferred stock 6,190 shares	141,999
Bruker Corporation	Common and preferred stock 5,660 shares	137,368
Employers Holdings, Inc.	Common and preferred stock 5,030 shares	137,319
Investors Bancorp, Inc.	Common and preferred stock 10,830 shares	134,725

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Maiden Holdings Limited	Common and preferred stock 8,940 shares	133,295
Meridian Bancorp, Inc.	Common and preferred stock 9,300 shares	131,130
Louisiana-Pacific Corporation	Common and preferred stock 7,255 shares	130,663
ON Semiconductor Corporation	Common and preferred stock 13,300 shares	130,340
Bunge Limited	Common and preferred stock 1,900 shares	129,732
Trinity Biotech plc	Common and preferred stock 10,880 shares	127,949
Albany International Corporation Class A	Common and preferred stock 3,480 shares	127,194
Inter Parfums, Inc.	Common and preferred stock 5,335 shares	127,080
Euronet Worldwide, Inc.	Common and preferred stock 1,750 shares	126,753
Catchmark Timber Trust, Inc.	Common and preferred stock 11,200 shares	126,672
Unum Group	Common and preferred stock 3,800 shares	126,502
Bed Bath & Beyond Inc.	Common and preferred stock 2,600 shares	125,450
Matthews International Corporation Class A	Common and preferred stock 2,330 shares	124,539
Marvell Technology Group Limited	Common and preferred stock 14,000 shares	123,480
Popular, Inc.	Common and preferred stock 4,310 shares	122,145
Kennedy-Wilson Holdings, Inc.	Common and preferred stock 5,060 shares	121,845
PHH Corporation	Common and preferred stock 7,500 shares	121,500
Barrett Bill Corporation	Common and preferred stock 30,510 shares	119,904
Cedar Realty Trust, Inc.	Common and preferred stock 16,890 shares	119,581
CNO Financial Group, Inc.	Common and preferred stock 6,250 shares	119,313
FreightCar America, Inc.	Common and preferred stock 6,050 shares	117,552
Gramercy Property Trust	Common and preferred stock 15,120 shares	116,724
Heritage Financial Corporation	Common and preferred stock 6,180 shares	116,431
Ingram Micro Inc. Class A	Common and preferred stock 3,800 shares	115,444
News Corporation Class A	Common and preferred stock 8,500 shares	113,560
Hess Corporation LLC	Common and preferred stock 2,300 shares	111,504
Central Pacific Financial Corporation	Common and preferred stock 5,050 shares	111,201
Landec Corporation	Common and preferred stock 9,300 shares	110,019
Avery Dennison Corporation	Common and preferred stock 1,725 shares	108,089
Discovery Communications Inc. Series A	Common and preferred stock 3,900 shares	104,052
CDW Corporation	Common and preferred stock 2,400 shares	100,896
United Community Bank Blairsville Georgia	Common and preferred stock 5,150 shares	100,374
Yadkin Financial Corporation	Common and preferred stock 3,950 shares	99,422
National Bank Holdings Corporation Class A	Common and preferred stock 4,550 shares	97,234
Fulton Financial Corporation	Common and preferred stock 7,200 shares	93,672
Ultratech, Inc.	Common and preferred stock 4,670 shares	92,559
Reinsurance Group of America, Inc.	Common and preferred stock 1,080 shares	92,394
Colony Starwood Homes	Common and preferred stock 4,050 shares	91,692
Range Resources Corporation	Common and preferred stock 3,700 shares	91,057
Embraer SA	Common and preferred stock 3,000 shares	88,620
Tutor Perini Corporation	Common and preferred stock 5,280 shares	88,387
Seritage Growth Properties Class A	Common and preferred stock 2,160 shares	86,875
Marathon Oil Corporation	Common and preferred stock 6,900 shares	86,871
Deltic Timber Corporation	Common and preferred stock 1,475 shares	86,833
FBR & Co. formerly FBR Capital Markets Corporation	Common and preferred stock 4,280 shares	85,172
Teradata Corporation	Common and preferred stock 3,200 shares	84,544
Alleghany Corporation	Common and preferred stock 170 shares	81,248
Chesapeake Utilities Corporation	Common and preferred stock 1,430 shares	81,153
The Geo Group, Inc.	Common and preferred stock 2,800 shares	80,948
Pitney Bowes Inc.	Common and preferred stock 3,890 shares	80,329
Pacific Ethanol, Inc.	Common and preferred stock 16,770 shares	80,161
Rouse Properties, Inc.	Common and preferred stock 5,420 shares	78,915
Ameris Bancorp	Common and preferred stock 2,215 shares	75,288

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Gulfport Energy Corporation	Common and preferred stock 3,000 shares	73,710
Symantec Corporation	Common and preferred stock 3,500 shares	73,500
Ciber, Inc.	Common and preferred stock 19,730 shares	69,252
FelCor Lodging Trust Inc.	Common and preferred stock 9,200 shares	67,160
Orion Marine Group, Inc.	Common and preferred stock 15,880 shares	66,220
Portland General Electric Company	Common and preferred stock 1,740 shares	63,284
Primoris Services Corporation	Common and preferred stock 2,860 shares	63,006
Fifth Third Bancorp	Common and preferred stock 3,100 shares	62,310
Titan Machinery Inc.	Common and preferred stock 5,650 shares	61,755
QAD Inc. Class A	Common and preferred stock 2,980 shares	61,150
Fidelity National Financial, Inc.	Common and preferred stock 5,370 shares	60,305
ARC Document Solutions Inc.	Common and preferred stock 12,940 shares	57,195
Santander Consumer USA Holdings, Inc.	Common and preferred stock 3,600 shares	57,060
Xcerra Corporation	Common and preferred stock 9,300 shares	56,265
Staples, Inc.	Common and preferred stock 5,900 shares	55,873
Approach Resources Inc.	Common and preferred stock 30,140 shares	55,458
Sequential Brands Group, Inc.	Common and preferred stock 7,000 shares	55,370
Best Buy Co., Inc.	Common and preferred stock 1,800 shares	54,810
Callaway Golf Company	Common and preferred stock 5,740 shares	54,071
Navigator Holdings Limited	Common and preferred stock 3,910 shares	53,372
Digi International Inc.	Common and preferred stock 4,650 shares	52,917
ALLETE Inc.	Common and preferred stock 1,040 shares	52,863
Applied Micro Circuits Corporation	Common and preferred stock 8,120 shares	51,724
KEYW Holding Corporation	Common and preferred stock 8,520 shares	51,290
KBR, Inc.	Common and preferred stock 3,010 shares	50,929
Generac Holdings Inc.	Common and preferred stock 1,700 shares	50,609
Westmoreland Coal Company	Common and preferred stock 8,550 shares	50,274
The Hanover Insurance Group, Inc.	Common and preferred stock 610 shares	49,617
Tetra Tech, Inc.	Common and preferred stock 6,550 shares	49,256
Engility Holdings, Inc.	Common and preferred stock 1,510 shares	49,045
Matrix Service Company	Common and preferred stock 2,310 shares	47,447
Ardmore Shipping Corporation	Common and preferred stock 3,690 shares	46,937
PNM Resources, Inc.	Common and preferred stock 1,490 shares	45,549
Covanta Holding Corporation	Common and preferred stock 2,890 shares	44,766
Air Transport Services Group, Inc.	Common and preferred stock 4,390 shares	44,251
Iridium Communications Inc.	Common and preferred stock 5,240 shares	44,068
Ascena Retail Group Inc.	Common and preferred stock 4,430 shares	43,636
Carpenter Technology Corporation	Common and preferred stock 1,420 shares	42,983
Office Depot, Inc.	Common and preferred stock 7,500 shares	42,300
Enstar Group Ltd.	Common and preferred stock 280 shares	42,011
Kearny Financial Corporation	Common and preferred stock 3,300 shares	41,811
Rowan Companies plc	Common and preferred stock 2,400 shares	40,680
Super Com Limited	Common and preferred stock 7,490 shares	39,098
Empire District Electronic Company	Common and preferred stock 1,380 shares	38,737
NovaGold Resources Inc.	Common and preferred stock 9,130 shares	38,437
Zions Bancorporation	Common and preferred stock 1,400 shares	38,220
PPL Corporation	Common and preferred stock 1,100 shares	37,543
Plantronics, Inc.	Common and preferred stock 790 shares	37,462
Allegheny Technologies Inc.	Common and preferred stock 3,320 shares	37,350
Two Harbors Investment Corporation	Common and preferred stock 4,600 shares	37,260
Crocs, Inc.	Common and preferred stock 3,550 shares	36,352
Allison Transmission Holdings, Inc.	Common and preferred stock 1,400 shares	36,246
Rent-A-Center, Inc.	Common and preferred stock 2,400 shares	35,928

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Landauer Inc.	Common and preferred stock 1,080 shares	35,554
XPO Logistics, Inc.	Common and preferred stock 1,300 shares	35,425
Cummins Inc.	Common and preferred stock 400 shares	35,204
First Foundation Inc.	Common and preferred stock 1,470 shares	34,677
Corrections Corporation of America	Common and preferred stock 1,300 shares	34,437
Werner Enterprises, Inc.	Common and preferred stock 1,460 shares	34,149
THL Credit, Inc.	Common and preferred stock 3,020 shares	32,314
Stealthgas Inc.	Common and preferred stock 9,360 shares	32,105
Finisar Corporation	Common and preferred stock 2,160 shares	31,406
Mercury Systems, Inc.	Common and preferred stock 1,710 shares	31,396
Tribune Publishing Company	Common and preferred stock 3,320 shares	30,610
McDermott International, Inc.	Common and preferred stock 9,000 shares	30,150
Lumentum Holdings Inc.	Common and preferred stock 1,256 shares	27,657
Comstock Resources, Inc.	Common and preferred stock 14,500 shares	27,115
Alere Inc. formerly Inverness Medical Innovations, Inc.	Common and preferred stock 610 shares	23,845
Cadiz Inc.	Common and preferred stock 4,480 shares	23,565
Scorpio Bulkers Inc.	Common and preferred stock 2,209 shares	21,849
Destination XL Group, Inc.	Common and preferred stock 3,930 shares	21,694
Computer Task Group Inc.	Common and preferred stock 3,080 shares	20,390
Hatteras Financial Corporation	Common and preferred stock 1,470 shares	19,331
Celadon Group, Inc.	Common and preferred stock 1,590 shares	15,725
Shoe Carnival, Inc.	Common and preferred stock 640 shares	14,848
Freshpet, Inc.	Common and preferred stock 1,380 shares	11,716
Xura, Inc.	Common and preferred stock 400 shares	9,832
Rand Logistics, Inc.	Common and preferred stock 6,060 shares	9,696
LifePoint Hospitals, Inc.	Common and preferred stock 100 shares	7,340
Fidelity and Guaranty Life	Common and preferred stock 270 shares	6,850
Bravo Brio Restaurant Group, Inc.	Common and preferred stock 210 shares	1,890
Total Small-Mid Cap Value Asset Class			25,944,268

Notes Receivable from Participants*	Interest rates 4.25% - 12.66%		15,201,879

Other:
BIF Money Fund*	Cash and cash equivalents	12,067
NT Collective Short Term Investment Fund*	Collective trust fund 8,015 units	8,015
			20,082
			$337,089,411

* Indicates party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 15, 2016	By:	/s/ DAVID W. MELINE
David W. Meline
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1